Exhibit 4.32

Summary of the Rural Partnership Agreement, entered into on July 11, 2018 and amended on August 28, 2018, in connection with Fazenda Copacabana, Fazenda Dallas, Fazenda Ipanema, Jataí II, Fazenda Princesa, Fazenda Mama, Fazenda Santa Luzia, Fazenda Santa Olímpia, Santa Terezinha and Rubi, Fazenda Santa Olímpia 2 and Fazenda Mata Fresca

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the company interested in entering into a rural partnership with 3SB Produtos Agrícolas S.A., as the current company vested in the possession of the land, and Sinagro Produtos Agropecuários S.A. and Marcos Antônio Vimercati, as the individuals originally vested in the possession of the land prior to the execution of this agreement.

Purpose:  Granting of the possession, for a period of up to ten years, of a total area equivalent to 23,568 useful hectares of Fazenda Copacabana, Fazenda Dallas, Fazenda Ipanema, Jataí II, Fazenda Princesa, Fazenda Mama, Fazenda Santa Luzia, Fazenda Santa Olímpia, Santa Terezinha and Rubi, Fazenda Santa Olímpia 2 and Fazenda Mata Fresca on behalf of BrasilAgro for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvest arising from the aforementioned partnership. 3SB Produtos Agrícolas S.A. shall be entitled to approximately 17% of the earnings therefrom (pre-fixed at an average of eleven bags of soybean per hectare) and BrasilAgro shall be entitled to the remaining 83%.